SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about investments in India

Rio de Janeiro, April 06 2010 – Petróleo Brasileiro S.A. - Petrobras, in response to Written Notice CVM/SEP/GEA-2 No. 161/2010, clarifies news published yesterday by the DCI newspaper titled "Petrobras gives up on Indian corporation."

On 06/04/2007, Petrobras announced the signing of a partnership agreement for Exploration and Production activities with ONGC, the Indian national oil company. The agreement included the operation of six deep-water exploratory blocks, three of which in Brazil and three off the Eastern Coast of India.

Regarding the three blocks considered under the partnership agreement located in India, after the technical studies, Petrobras chose to give up on the activities in two blocks, and expressed such an interest in December 2008, with reference to block MN-DWN-98/3 (operated by ONGC), and in December 2009, in relation to block KG-DWN-98/2 (operated by ONGC in partnership with Statoil and Cairn).

The Company reports that activities related to the assessment of granted areas, both in Brazil and abroad, are a part of the normal course of its activities, and that according to the results obtained in the exploratory phase, it may or not choose to develop the project given the high investments and risks that are characteristic of the segment.

It is worth noting that the return of Petrobras' stakes in these blocks is a process that is still in progress. Petrobras has only expressed its interest in returning its stakes in the blocks and is currently waiting for formal approval from the Indian government in order to materialize this.

About the the third block (CY-DWN-2001/1), Petrobras remains actively involved in the partnership, since there are still analyses to be made and a well to be drilled.

Finally, the Company emphasizes that investments in India are less than 0.05% of total investments foreseen in its 2009 to 2013 Business Plan, worth $174.4 billion, and less than 0.3% of the investments made by the international area, amounting to $16.2 billion for the period.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.